Exhibit 99.1

September 13, 2021	News Release 21-16

Resource Expansion Drilling Continues to Intersect High-Grade Gold Mineralization in the North Block Zone

Vancouver, British Columbia, September 13, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that it continues to intersect high-grade gold mineralization in Phase 3 of the North Block resource expansion drill program at the Brucejack Mine in British Columbia.

Phase 3 of the North Block resource expansion drill program was initiated to follow-up on the high-grade gold intersected directly to the north of the Valley of the Kings deposit during Phase 1 and Phase 2 of the North Block drill program (see news releases dated February 25, 2021 and June 15, 2021).

Phase 3 results include seven intersections assaying above 1,000 grams per tonne gold. Drill hole VU-3255 assayed 493.2 grams per tonne gold over 15.0 meters, including 7,360 grams per tonne gold over 1.0 meter. Drill hole VU-3242 assayed 676.8 grams per tonne gold over 7.0 meters, including 3,150 grams per tonne gold over 1.5 meter. High-grade gold mineralization was intercepted up to 450 meters from the current Valley of the Kings resource shell and up to 300 meters from the West Zone resource shell. (See Table 1 below for assays.)

One drill hole from each drill fan was extended to test the exploration potential to the north of the North Block Zone. These extended holes intersected stockwork veining and high-grade gold mineralization along trend from the West Zone. An intersection from drill hole VU-3252 assayed 3,660.0 grams per tonne gold over 1.0 meter at 330.5 meters down hole.

“These new drill results from the North Block zone increase our confidence in the continuity of high-grade gold mineralization to the north of the Valley of the Kings deposit. An updated Mineral Resource estimate is expected to be released in the first half of next year and it will include the North Block zone,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “Phase 4 of the North Block drilling program is currently underway to test the potential to the west of the first three phases of drilling.”

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The resource expansion exploration program is designed to test for Valley of the Kings-style mineralization to the north and at depth. Phase 3 of the program was drilled from the 1150 and 1070 Levels in the mine, targeting an area extending up to 450 meters north of the current Valley of the Kings resource shell.

North Block – Phase 3 Results

Phase 3 of the North Block resource expansion program comprised 25,154 meters in 85 drill holes. Drilling from the 1150 Level intersected the extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings. Drilling from the 1070 Level intersected the recently identified corridor of gold mineralization in the footwall of the Domain 13 structure, featuring coarse electrum in northwest oriented quartz-carbonate veins within a broader halo of lower grade gold mineralization.

For a plan and section view of the 2021 North Block Phase 3 program please see below pages.

Significant drill results are shown below:

•	Hole VU-3042 intersected 93.4 grams per tonne gold over 34.5 meters, including 3,140 grams per tonne gold and 2,000 grams per tonne silver over 1.0 meter.

•	Hole VU-3241 intersected 133.7 grams per tonne gold over 6.0 meters, including 3,590 grams per tonne gold and 2,680 grams per tonne silver over 1.0 meter.

•	Hole VU-3242 intersected 676.8 grams per tonne gold over 7.0 meters, including 3,150 grams per tonne gold and 1,870 grams per tonne silver over 1.5 meters.

•	Hole VU-3249 intersected 5.3 grams per tonne gold over 13.5 meters, including 3,660 grams per tonne gold over and 3,040 grams per tonne silver over 1.0 meter.

•	Hole VU-3255 intersected 493.2 grams per tonne gold over 15.0 meters, including 7,360 grams per tonne gold and 4,400 grams per tonne silver over 1.0 meter.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects responsible for the Mineral Resource expansion drill program and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected North Block Phase 3 Results, September 2021 (VU-3038 to VU-3280)(1,2)

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
Fan 1070W_L1_351
VU-3042	10/351	37.50	72.00	34.50	93.4
	Incl	56.50	57.50	1.00	3,140	2,000 g/t silver
	And	352.50	354.00	1.50	69.3
Fan 1070W_L2_5
VU-3081	-21/005	0.00	6.00	6.00	39.2
	Incl	2.50	4.50	2.00	112.5
VU-3084	10/005	96.00	98.00	2.00	382.9
VU-3086	29/005	40.50	41.50	1.00	110.5
Fan 1070W_L3_18
VU-3096	48/018	27.00	39.00	12.00	5.1
	Incl	27.00	28.50	1.50	24.1
VU-3097	38/018	43.00	44.00	1.00	575.0
VU-3100	10/018	0.00	18.00	18.00	7.1
	Incl	6.00	7.50	1.50	69.3
Fan 1150_ELVL_L1
VU-3140	48/025	272.00	273.00	1.00	856.0
VU-3141	38/025	258.00	263.00	5.00	60.8
VU-3143	19/025	447.00	450.00	3.00	67.4
	And	469.50	475.50	6.00	14.8
Fan 1150_ELVL_L2
VU-3149	48/025	220.50	238.50	18.00	48.3
	Incl	220.50	221.50	1.00	804.0
	And	261.50	285.50	24.00	34.4
	Incl	261.50	262.50	1.00	778.0
VU-3156	-21/025	177.00	178.00	1.00	833.0
Fan 1070_RMK1
VU-3240	48/025	27.00	48.00	21.00	7.2
	Incl	27.00	28.00	1.00	74.3
	And	169.50	175.00	5.50	10.5

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
VU-3241	38/025	112.50	118.50	6.00	133.7
	And	163.86	164.86	1.00	3,590	2,680 g/t silver
	And	184.50	186.00	1.50	332.0
VU-3242	29/025	50.00	57.00	7.00	676.8
	Incl	52.50	54.00	1.50	3,150	1,870 g/t silver
VU-3243	19/025	48.00	54.00	6.00	98.7
	Incl	48.00	49.00	1.00	558.0
VU-3244	10/025	42.00	47.50	5.50	9.7
Fan 1070_ELVL
VU-3248	48/025	12.50	13.50	1.00	1,060
	And	87.00	88.00	1.00	1,530	1,100 g/t silver
VU-3249	38/025	37.50	51.00	13.50	5.3
VU-3252	10/025	330.50	331.50	1.00	3,660	3,040 g/t silver
VU-3254	-10/025	9.65	17.85	8.20	47.8
	Incl	16.85	17.85	1.00	366.0
VU-3255	-21/025	7.50	22.50	15.00	493.2
	Incl	12.60	13.60	1.00	7,360	4,400 g/t silver

1) True thickness to be determined.

(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz

Director, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs, our follow-up and near-mine exploration programs and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral resources and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral resources and mineral resources; realization of mineral resource and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral resources and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; and the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic, including anticipated operational and financial impacts, and our response and contingency plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Resource estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Resources for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2021 Definition & Expansion Drilling

PRETIVM

Underground Section View Looking West

~ 195,000 meters of drilling planned for 2021

- 113,000 meters of In-Resource drilling
- 82,000 meters of Resource Expansion drilling

S
N
VOK
Indicated Resource
West Zone
Indicated Resource
+1500
+1200
+900
Bridge Zone
1345 Domain P1
Fault Zone
Galena Hill
West Zone
Gossan Hill
1080 Level
North Block
300 m
In-Resource Drilling Areas1
Resource Expansion Drilling Area1
Resource Shell2
Exploration Drifts

(1) 2020 Underground Exploration Drilling; see News Release dated Jan 18/21
(2) Outline of Measured and Indicated Mineral Resource, based on Technical Report effective Mar 9/20

1

2021 North Block Phase 3

Cross Section Looking West

PRETIVM

VOK
Indicated Resource
S
N
+1200
+1200
+900
+900
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1
200m

2

2021 North Block Phase 3

PRETIVM

Plan View showing gold assays, Domain 13, and the West Zone Veins

West Zone Veins
North Block Phase 4
Domain 13
1070W_L1_351
1070W_L2_5
1070W_L3_18
1070_RMK1
1070_ELVL
1150_NLVL
1150_ELVL_L1
1150_ELVL_L2
1150_ELVL_L3
1150_ELVL_L4
N
100m
+6258600 N
+6258400 N
+6258200 N
+426400 E
+426800 E
+427000 E
+427200 E
Resource Shell
Mine Development
Phase 4 Proposed Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
3-5
<1

3

2021 North Block Phase 3 Drill Results

PRETIVM

Section View – Fan 1070W_L1_351

SW
NE
1070 Level
Drill Bay
VU-3045
VU-3044
VU-3043
VU-3042
VU-3041
VU-3040
VU-3039
VU-3038
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
100 m

4

2021 North Block Phase 3 Drill Results

PRETIVM

Section View – Fan 1070_RMK1

SW
NE
1070 Level
Drill Bay
VU-3247
VU-3246
VU-3245
VU-3244
VU-3243
VU-3242
VU-3241
VU-3240
+1100
+1000
+900
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
100 m

5

2021 North Block Phase 3 Drill Results

PRETIVM

Section View – Fan 1070_ELVL

SW
NE
VU-3255
VU-3254
VU-3253
VU-3252
VU-3251
VU-3250
VU-3249
VU-3248
1070 Level
Drill Bay
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
100 m

6

2021 North Block Phases 1-3

Cross Section Looking West

PRETIVM

VOK
Indicated Resource
S
N
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
3-5
<1
200m

7

2021 North Block Phases 1-3

PRETIVM

Plan View showing gold assays, Domain 13, and the West Zone Veins

N
West Zone
Veins
North Block
Phase 4
Domain 13
100m
+6258600 N
+6258400 N
+6258200 N
+426600 E
+426800 E
+427000 E
+427200 E
Resource Shell
Mine Development
Phase 4 Proposed Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
3-5
<1

8